EMAIL: KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL: 212.451.2252

April 15, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Chris Edwards and Celeste Murphy

Re:
CBA Florida, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 25, 2020
File No. 000-50746

Ladies and Gentlemen:

CBA Florida, Inc., a Florida corporation (the “Company”), has received the comment letter dated April 14, 2020 (the “April 14 Letter”) from the staff of the Division of Corporation Finance, Office of Life Sciences (“Staff”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed March 25, 2020 (the Proxy”). On behalf of the Company, set forth below are the Company’s responses to the Staff’s comments in the April 14 Letter. For ease of reference, we have recited the Staff’s comments in italicized, type and have followed the comment with the Company’s response. Courtesy copies of this letter are being provided directly to the Staff for its convenience (attention: Chris Edwards and Celeste Murphy). Per our discussion with the Staff, after the Staff has reviewed this letter, we will incorporate the disclosure in another filing of a Preliminary Proxy Statement. The Company would like to mail the Definitive Proxy Statement no later than April 20, 2020.

Supplemental Response Letter filed April 9, 2020

Background of the Proposed Dissolution, page 27

1.
We note the response to prior comment number 1. Please expand the disclosure regarding each party that was contacted to describe all discussions, meetings and contacts among specific members of the board and/or management of the Company, and representatives of such other parties.

Response: In response to this comment, the Company will revise the background section of the Proxy in a revised preliminary proxy statement (the “Revised Proxy”) as follows:

“Background of the Proposed Dissolution

At a special meeting of the Shareholders held on May 14, 2018, approximately 98.06% of the shares that were voted, representing 52.42% of the Common Stock, approved the Transaction, which constituted a sale of substantially all of the Company’s assets. The Company successfully completed the Transaction on May 17, 2018. Following the closing of the Transaction, the Board has explored the best means by which to maximize Shareholder value.

During the period from May 18, 2018 through September 30, 2018, the Company stored tissue samples and provided transition services to California Cryobank Stem Cell Services LLC (“Cal Cryo”) pursuant to a transition services agreement entered into in connection with the Transaction.

From May 2018 through June 2019, the Board explored potential strategic transactions for the Company with counterparties in the same industry as the Company and counterparties outside of the industry.

In May 2018, the Company discussed a potential sale of the Company to Party A. The Company’s President, Anthony Snow, had multiple calls and an in-person meeting with Party A’s management. Party A was interested in the Company as a public company with no operations, but ultimately declined to pursue a transaction because of the Company’s potential liabilities which would remain with the Company.

In July 2018, the Company explored a potential sale of the Company to Party B. The Chairman of the Company’s Board had multiple calls with Party B’s management, but such discussions were limited to preliminary negotiations.

In September 2018, the Company’s Chairman of the Board entered into discussions with Party C’s management regarding its potential acquisition of the Company. On October 18, 2010, the Company and Party C signed a non-binding letter of intent and initiated due diligence. Following multiple discussions between Party C’s management and the Company’s President and Chairman of the Board, on November 7, 2019, Party C informed the Company that Party C would no longer pursue a transaction with the Company due to the non-competition and non-solicit provisions of the Asset Purchase Agreement. The Company was ultimately unable to obtain a waiver of such restrictive covenants.

In April 2019, as a result of multiple calls between the Company’s President and the management of Party D, the Company also reviewed a potential strategic transaction with Party D. On June 19, 2019, Party D informed the Company that Party D was not interested in such a strategic transaction.

Following the termination of discussions with potential transaction counterparties, the Company undertook an assessment of potential liabilities of the Company, ongoing expenses and cash available for distribution to Shareholders. On August 6, 2019, the Company engaged Greenberg Traurig, P.A. (“Greenberg Traurig”) to advise the Company in connection with a voluntary dissolution and liquidation process. On September 5, 2019, per a referral advisement from Greenberg Traurig, the Company engaged National Economic Research Associates, Inc. (“NERA”) to perform an independent valuation of contingent liabilities resulting from the Company’s former operating business that related to storing blood samples. On November 12, 2019, NERA presented its final report on such valuation to the Board.

On January 9, 2020, the Board met to discuss potential liquidating distributions and the possibility of engaging third parties to act as dissolution agents during the Dissolution process. In the interest of minimizing costs, the Board determined that its existing officers and outside management services provider, Red Oak Partners, LLC, would administer the Dissolution.

The Board now seeks, as a next step in its efforts to maximize value for Shareholders and any other relevant constituents, to effect the Dissolution, including the monetization of the Company’s remaining holdings and other assets, and to make a distribution of the proceeds of the Transaction. In furtherance of these efforts, the Board is presenting the Plan of Dissolution for approval by the Shareholders. The Plan of Dissolution was approved by the Board on February 11, 2020. The Board also recommended that the Shareholders approve the Plan of Dissolution. Florida law provides that a corporation may dissolve upon the recommendation of its board of directors, followed by the approval of its shareholders. A copy of the Plan of Dissolution is attached to this proxy statement at Appendix A. All material features of the Plan of Dissolution are summarized below.

If the Plan of Dissolution is approved by the Shareholders, the Company will file Articles of Dissolution with the Florida Secretary of State dissolving the Company. Pursuant to Florida law, the Company will continue to exist for a minimum of four years after its dissolution becomes effective solely for the purposes of prosecuting and defending suits against the Company and enabling the Company and its subsidiaries to close their business, to dispose of their property, to discharge their liabilities and to distribute to Shareholders any remaining assets. The proportionate interests of all of Shareholders will be fixed on the basis of their respective stock holdings at the close of business on the date the Articles of Dissolution are filed with the Florida Secretary of State as determined by the Board, which date is referred to herein as the “Final Record Date”. The Company intends to discontinue recording transfers of shares of the Common Stock on the Final Record Date, and thereafter certificates representing shares of Common Stock will not be assignable or transferable on the Company’s books except by will, intestate succession or operation of law. After the Final Record Date, any distributions made by the Company will be made solely to the Shareholders of record as of the close of business on the Final Record Date, except as may be necessary to reflect subsequent transfers recorded on the Company’s books as a result of any assignments by will, intestate succession or operation of law. Currently, the Company’s Amended and Restated Articles of Incorporation and its Tax Benefits Preservation Plan limit direct or indirect transfers of the Company’s Common Stock to the extent such transfers could affect the percentage of stock that is treated as being owned by a holder of our Common Stock that is in excess of 4.99% of the Company’s outstanding Common Stock.”

Interests of Certain Persons in the Dissolution, page 32

2.
We note the disclosure in response to prior comment number 4 that Red Oak will be paid $250 per hour for additional work beyond 80 hours related to the dissolution. Please disclose the estimated amount of time Red Oak expects the dissolution to require and whether compensation for any additional work is included in the $3.0 to $3.5 million reserve for known, ongoing expenses.

Response: In response to this comment, the following disclosure will be added to the Revised Proxy:

“The Company’s officers and directors will not receive additional compensation in connection with the Dissolution. Red Oak Partners, LLC (“Red Oak”) currently provides ongoing management, administrative and operational services and assistance to the Company for $100,000 per year. To the extent the Dissolution requires more than 80 hours of additional work (outside of hours in the ordinary course of business) to be provided by Red Oak to the Company with respect to wind down activities and the administration of any claims which may arise, Red Oak will be paid $250 per hour for such additional work beyond 80 hours. The Company estimates that 160 to 200 hours of work over the course of the Dissolution, in addition to Red Oak’s ordinary course work for the Company, will be required from Red Oak. After the 80 hour allowance by Red Oak, this would result in fees of $20,000 to $30,000, which amounts have been included in the $3.0 to $3.5 million reserve for known, ongoing expenses; however, the foregoing amounts are estimates only and the Company cannot give any assurance that the actual amounts will not vary depending on the extent and nature of services actually performed by Red Oak during the Dissolution period.”

*****

Should any member of the Staff have any questions concerning the foregoing or desire any further information or clarification in respect of Proxy, please do not hesitate to contact Anthony Snow, the Company’s President, at (844) 266-4622, or me at (212) 451-2252 or my colleague Jason D. Cabico at (212) 451-2395.

Very truly yours,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:
Anthony Snow
Jason D. Cabico